Mail Stop 3720

      April 21, 2006


Claudia Toussaint, Esq.
Vice President-Corporate Governance and
  Ethics, and Corporate Secretary
Embarq Corporation
5454 W. 110th Street
Overland Park, Kansas  66211

	RE:  	Embarq Corporation
		Amendment No. 2 to Form 10
		Filed April 10, 2006
      File No. 01-32732

      Amendment No. 2 to Form S-1
      Filed April 14, 2006
		File No. 333-131747

Dear Ms. Toussaint:

      We have reviewed your Form 10 and have the following comments.
Note that we also are reviewing your Form S-1 to the extent that our comments on your Form 10 apply to the disclosure in your Form S-1 and for disclosure concerning the distribution of the notes and related matters. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      As we have conducted only a limited review of your Form S-1, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.




Amendment No. 2 to Form 10

Exhibit 99.1 Information Statement

The Spin-Off, page 27

Background, page 27

1. We note your response to our prior comment eleven, particularly your statements in your response letter that "[t]he $6.6 billion in cash and senior notes being transferred from Embarq to Sprint Nextel does not reflect an analysis of the value of the Embarq assets or business" and that "the debt is being incurred because Embarq is not assuming any debt that Sprint Capital has previously incurred." Please include this disclosure in the information statement, including the amount of the debt that Sprint Capital previously incurred. Also explain why the Sprint Nextel board did not consider the value of the assets being transferred in determining the amount of consideration Embarq is paying for the assets.

Unaudited Pro Forma Combined Financial Information, page 34

Notes to Pro Forma Combined Financial Information, page 42

2. Please refer to prior comment number 23. Disclose why Embarq will have two different federal tax rates. If the two different tax rates are attributable only to state tax differences, please disclose that.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Trend Analysis

3. Please refer to prior comment 27. We continue to believe that a summarization of the data previously requested in a tabular format showing estimated amounts would be meaningful to shareholders and investors. The following items were previously requested to be included in the tabular trend analysis that shows the impact on future operations and financial condition of your operations as a stand alone entity with reductions in revenue from core business, increased operating costs as a stand alone company, increased debt service, new agreements with Sprint Nextel that will replace that your current intercompany revenue and expenses, anticipation that the number of your employees will increase from 14,500 (with 7,000 covered by collective bargaining agreements to 20,000 (number covered by collective bargaining agreements is not disclosed) as well as other relevant items. If certain agreements with Sprint Nextel can be terminated as of a certain date, assume the termination of the agreement as of that date and disclose your assumptions.

4. Please refer to prior comment 28. Please expand your disclosure on page 62 to include nonrecurring sources and uses of cash for future periods in a tabular format. Discuss how any cash shortfall resulting from both recurring and nonrecurring items will be resolved.

Exhibits

5. As part of your response to our prior comment 32, you state that
"[w]hile the transition services being provided by the parties in the
aggregate might be material, [you] do not believe the more than
140
individual schedules and exhibits setting forth individual services are material to an investor`s understanding of neither the spin-off nor the agreements." Yet, without the schedules and exhibits, it is not apparent how the agreements differ or what services they concern.
Furthermore, the schedules and exhibits are specifically made a part of the agreements. Unlike Item 601(b)(2), there is no provision in
Item 601(b)(10) to omit schedules or exhibits to agreements. Rather, material contracts must be filed in their entirety. Therefore, please file the transition services agreements in their entirety.

6. Please file the trademark license and software and proprietary information agreements that you describe on page 109, or tell us why you believe they are not required to be filed under Item 601 of Regulation S-K.

Exhibit 12.1

7. In (1), you disclose that the ratios of earnings to fixed charges were computed after certain adjustments to earnings. Please disclose the nature and amount of those adjustments.

Amendment No. 2 to Form S-1

8. To the extent applicable, revise to comply with the comments above.

9. Please file Exhibit 12 with your next amendment.


*	*	*	*

      Please amend the above-referenced filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 or the Securities Act of 1933, as applicable, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
202-551-3359, or Kathleen Krebs, Special Counsel, at (202) 551-
3810,
with any other questions.

								Sincerely,




								Larry Spirgel
								Assistant Director


cc:	via facsimile (212) 556-2222
      Bill Bates/King & Spalding LLP
Ms. Toussaint
Embarq Corporation
April 21, 2006
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